Exhibit 99.1

BW LPG Acquires 12 Very Large Gas Carriers from Avance Gas

(Singapore, 15 August 2024)

BW LPG Limited (“BW LPG”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”), has today entered into agreements to acquire 12 modern Very Large Gas Carriers (VLGCs) from Avance Gas Holdings Ltd. (“Avance Gas”, OSE ticker code: “AGAS”) for a total consideration of US$ 1,050 million (the “Transaction”). The acquisition fleet comprises four 91K CBM dual fuel VLGCs, of which two are 2022-built and two are 2023-built, and eight 2015-built 83K CBM VLGCs of which six are scrubber-fitted (see Appendix for Fleet List).

The Transaction is funded through the issuance of 19.282 million new BW LPG shares to Avance Gas, a cash consideration of US$ 585.4 million, of which US$ 368 million is to fund the repayment of the existing bank debt of 10 vessels. Remaining debt in the amount of US$ 132 million pertaining to two sale-leaseback vessels is to be novated. US$ 235.4 million of the cash consideration will be paid from BW LPG's available cash resources and US$ 350 million will be financed by a shareholder loan from BW Group, BW LPG’s largest shareholder.

Following the issuance of the total share consideration, Avance Gas will become a 12.77% shareholder in BW LPG. Avance Gas will have a 40 calendar day lock-up period in respect of the consideration shares received following delivery of each vessel.

BW LPG is expected to increase its net leverage ratio from 7% in Q1 2024 to a range of 30-35%, maintaining a robust balance sheet to support continued shareholder distributions.

The Transaction will add significant scale to BW LPG’s fleet. It increases the number of owned and operated VLGCs from 41 to 53, of which 22 are LPG dual fuel. This further solidifies BW LPG’s position as the world’s leading owner and operator of VLGCs, with the largest number of LPG dual-fuel powered VLGC’s. This fleet expansion comes at an opportune time with VLGC newbuild deliveries abating and continued growth in global LPG export volumes.

Consent from the lessor of two sale-leaseback facilities, and the charterers of three time-charter parties, is to be obtained prior to delivery of five of the vessels. Closing of the Transaction will take place on a vessel-by-vessel basis targeted to be completed by 31 December 2024.

Mr. Andreas Sohmen-Pao, Chairman of the Board of BW LPG, commented, "This strategic transaction supports BW LPG's ambition to serve our customers with enhanced shipping and product delivery options in the fast-growing LPG space. The addition of these 12 vessels will result in an expanded fleet, greater flexibility, and are expected to be accretive to earnings based on our market view. They will also support our product trading and terminal activities”.

Mr. Kristian Sørensen, CEO of BW LPG, commented, “Today’s transaction marks a major milestone in BW LPG’s history and reflects our ability to execute large fleet acquisitions by maintaining a robust balance sheet and using the BW LPG share as an attractive currency. The acquired vessels will further enhance our commercial scale and increase our operational leverage in a market we expect to be strong in the coming years and as such solidify earnings and dividend potential”.

Conference call:

To present the transaction, BW LPG will host a conference call on 15 August 2024 at 3:00 p.m. CEST / 9:00 a.m. EST. The call will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPG_IPAug2024

A recording will also be available after the event on BW LPG’s website at: https://www.investor.bwlpg.com.

The link will also be made available on BW LPG’s website at: https://www.investor.bwlpg.com.Those wishing to listen to the call should connect at least five minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and BW LPG will take no responsibility for providing updated information.

An investor presentation will be made available on BW LPG’s website.

Advisors:

DNB Markets, a part of DNB Bank ASA acted as financial advisor on the Transaction.

Advokatfirmaet Thommessen AS and Cleary Gottlieb is serving as legal counsel to BW LPG in connection with the Transaction.

Advokatfirmaet Wiersholm AS is serving as legal counsel to Avance Gas in connection with the Transaction.

For further information, please contact:

Kristian Sørensen, CEO, BW LPG

Samantha Xu, CFO, BW LPG

E-mail: investor.relations@bwlpg.com

Disclaimer

Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction. The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). BW LPG does not intend to register any part of the offering in the United States or to conduct a public offering in the United States of the shares to which this announcement relates.

This information announcement includes inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act. This announcement was published by Lisa Lim, Head of Corporate Communications, on 15 August 2024 at 1200hrs CEST.

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

Appendix: List of vessels to be acquired by BW LPG

No	Name	Size	Year built	Yard	Ownership	Note
1	Mistral	83,000	2015	Jiangnan, China	100%	Scrubber
2	Monsoon	83,000	2015	Jiangnan, China	100%	Scrubber
3	Breeze	83,000	2015	Jiangnan, China	100%	Scrubber
4	Passat	83,000	2015	Jiangnan, China	100%	Scrubber
5	Sirocco	83,000	2015	Jiangnan, China	100%	Scrubber
6	Avance Levant	83,000	2015	Jiangnan, China	100%	Scrubber
7	Chinook	83,000	2015	Jiangnan, China	100%
8	Pampero	83,000	2015	Jiangnan, China	100%
9	Avance Polaris	91,000	2022	Daewoo, South Korea	Sale leaseback	LPG dual fuel
10	Avance Capella	91,000	2022	Daewoo, South Korea	Sale leaseback	LPG dual fuel
11	Avance Rigel	91,000	2023	Daewoo, South Korea	100%	LPG dual fuel
12	Avance Avior	91,000	2023	Daewoo, South Korea	100%	LPG dual fuel